CONNER & WINTERS

ATTORNEYS AND COUNSELORS AT LAW

Conner & Winters, LLP

4000 One Williams Center

Tulsa, Oklahoma 74172-0148

918-586-5711

Fax 918-586-8548

May 5, 2010

Via EDGAR Transmission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Corporation
Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of SemGroup Corporation, a Delaware corporation (the “Company”), submitted herewith for filing with your office pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation S-T thereunder, is a Registration Statement on Form 10, including exhibits, covering the registration of the Company’s Class A Common Stock, par value $0.01 per share, and common stock purchase warrants under Section 12(b) of the Exchange Act.

If you have any questions, please do not hesitate to call me at (918) 586-8973.

Very truly yours,

/s/ Robert J. Melgaard

Robert J. Melgaard

cc:	Paul F. Largess
SemGroup Corporation